Exhibit 23.2

Consent of Independent Registered Accounting Firm

We consent to the inclusion in this Registration Statement on Form S-1 of our report dated March 25, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Aldel Financial Inc. (now known as Hagerty, Inc.) as of December 31, 2020 and for the period from December 23, 2020 (inception) to December 31, 2020, which report appears in the Prospectus, which is part of the Registration Statement. We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ Plante & Moran, PLLC

Plante & Moran, PLLC
Chicago, Illinois
December 21, 2021